EXHIBIT 5.3

October 15, 1998
By Certified First Class U.S. Mail and Telephone Facsimile

Board of Directors
Systems Communications, Inc.
Clearwater, Florida

Re:  Registration Statement on Form S-1

Commission file no.  333-59283

Gentlemen:

I am special counsel for Systems Communications, Inc., a Florida corporation, (the "Company"), in connection with the registration under the Securities Act of 1933, as amended, (the "Act") on Form S-1 ("Registration Statement") for the offer and sale of up to 25,536,509 shares (the "Shares") of the Company's common stock, par value $.001 per share, which at the date hereof are partially (i) issued, outstanding and owned by stockholders of the Company and
(ii) will be issued and outstanding upon exercise by the holders of certain options and warrants and upon the conversion by the holders of certain debentures. Based upon my review of appropriate records of proceedings of the Company's board of directors, the forms of relevant options, warrants and debentures and the Company's audited balance sheets for the period and years ended December 31, 1996 and 1997, and statement of changes in stockholders' equity from inception to December 31, 1997, it is my opinion that the Shares included in the Registration Statement are or, when issued and delivered against payment required for exercise of the related options and warrants and in conversion of the related debentures, will be legally authorized, duly and validly issued, fully paid and non-assessable.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and the reference to me therein under the caption "Interests of Named Experts and Counsel." Please be advised that I am a stockholder and warrant holder of the Company, as reflected on the Company's official records.

Very truly yours

/s/  Jackson L. Morris
Jackson L. Morris